                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                              ------------------

                                 SCHEDULE 13D
                                (RULE 13d-101)


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               AMENDMENT NO. 2


                          NRG GENERATING (U.S.) INC.
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                               (Name of Issuer)


                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)


                                 628950 10 7
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                                (CUSIP Number)



                      Vice President and General Counsel
                               NRG Energy, Inc.
                        1221 Nicollet Mall, Suite 700
                            Minneapolis, MN 55403
                                (612) 373-5300
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                (name, address and telephone number of person
              authorized to receive notices and communications)


                              November 25, 1997
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           (date of event which requires filing of this statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             (Page 1 of 5 Pages)

                                     13D
                                     ---

CUSIP NO.   628950 10 7                          PAGE  2    OF  5     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


       NRG ENERGY, INC.                  I.R.S. IDENTIFICATION NO. 41-1724239
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
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3      SEC USE ONLY


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4      SOURCE OF FUNDS*


       00

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEM 2(d) OR 2(e)



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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
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 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            3,106,612
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        3,106,612
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,106,612
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       45.21%
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14     TYPE OF REPORTING PERSON*


       CO
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
ITEM 1.  SECURITY AND ISSUER

        This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of NRG Generating (U.S.) Inc., a Delaware corporation (the "Company"), formerly named O'Brien Environmental Energy, Inc. ("O'Brien"). The principal executive offices of the Company are located at 1221 Nicollet Mall, Suite 600, Minneapolis, MN 55403.

ITEM 2.  IDENTITY AND BACKGROUND

        This statement is being filed by NRG Energy, Inc., a Delaware corporation, with its principal place of business at 1221 Nicollet Mall, Suite 700, Minneapolis, MN 55403 ("NRG"). NRG is an independent power company whose principal business is the acquisition, development and operation of, and ownership of interests in, independent power and cogeneration facilities worldwide. NRG is a wholly owned subsidiary of Northern States Power Company ("NSP").

        The directors and executive officers of NRG include David H. Peterson, Chairman, President and Chief Executive Officer, James J. Bender, Vice President and General Counsel, Brian B. Bird, Treasurer, Leonard A. Bluhm, Executive Vice President and Chief Financial Officer, Gary R. Johnson, Director, Valorie A. Knudsen, Vice President--Finance, Cynthia L. Lesher, Director, Craig A. Mataczynski, Vice President--U.S. Business Development, Edward J. McIntyre, Director, John A. Noer, Director, David E. Ripka, Controller, Louise T. Routhe, Vice President--Human Resources and Administration, Ronald J. Will, Vice President--Operations and Engineering, and Julie A. Jorgensen, Corporate Secretary.

        The directors of NSP include H. Lyman Bretting, David A. Christensen,
W. John Driscoll, Dale L. Haakensted, James J. Howard, Chairman, Allen F. Jacobson, Richard M. Kovacevich, Douglas W. Leatherdale, John E. Pearson, G.M. Pieschel, Dr. Margaret R. Preska and A. Patricia Sampson. The executive officers of NSP include James J. Howard, President and Chief Executive Officer, Paul H. Anders, Jr., Vice President and Chief Information Officer, Arland D. Brusven, Vice President--Finance and Treasurer, Grady P. Butts, Vice President--Human Resources, Gary R. Johnson, Vice President and General Counsel, Cynthia L. Lesher, President--NSP Gas, Edward J. McIntyre, Vice President and Chief Financial Officer, Thomas A. Micheletti,
Vice President--Public and Government Affairs, John P. Moore, Jr., Corporate Secretary, Paul E. Pender, Vice President--Finance and Treasurer, Roger D. Sandeen, Vice President and Controller, Loren L. Taylor, President--NSP Electric, Michael D. Wadley, Vice President--Nuclear Generation, and Edward L. Watzl, President--NSP Generation.

        All the directors and executive officers of NRG and NSP are collectively referred to as the "Related Persons."

        Neither NRG nor any of the Related Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither NRG nor any of the Related Persons has, during the last five years, been a party to any civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        In consideration for its acquisition of 396,255 shares of Common Stock (the "Conversion Shares"), NRG has reduced by $3,000,000 the outstanding principal amount of the note payable to NRG (the "Note") by O'Brien (Schuylkill) Cogeneration, Inc. ("Schuylkill"), a wholly-owned subsidiary of the Company. The Note has been guaranteed by the Company.



                             (Page 3 of 5 Pages)
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ITEM 4.  PURPOSE OF TRANSACTION

        NRG acquired a 41.86% interest in the Company pursuant to the Composite Fourth Amended and Restated Plan of Reorganization for O'Brien (the "Plan"), confirmed by order of the United States Bankruptcy Court for the District of New Jersey under Chapter 11 of the United States Bankruptcy Code on February 22, 1996 and pursuant to the Amended and Restated Stock Purchase and Reorganization Agreement dated as of January 31, 1996 (the "Purchase Agreement"). Copies of the Plan and the Purchase Agreement were filed as exhibits to the Schedule 13D filed by NRG on May 10, 1996.

        In connection with the negotiation and consummation of the Plan, on March 8, 1996, NRG entered into a loan agreement (the "Loan Agreement") with Schuylkill, pursuant to which NRG agreed to make a loan in the principal amount of $10,000,000 available to Schuylkill upon Schuylkill's request. As part of the consideration for entering into the Loan Agreement, the Company entered into an option agreement dated March 8, 1996 (the "Option Agreement") with NRG. Pursuant to the Option Agreement, the Company agreed that, on the date on which NRG made a loan to Schuylkill pursuant to the Loan Agreement, NRG would have the right, upon 15 business days' notice, to reduce the outstanding principal amount of the Note by $3,000,000 in exchange for the Conversion Shares.

        In June 1997, NRG agreed to allow Schuylkill to borrow funds under the Loan Agreement on an "as needed" basis rather than requiring that Schuylkill borrow the full $10,000,000 on the funding date. On August 22, 1997, NRG made a loan of $2,700,000 to Schuylkill pursuant to the Loan Agreement, bringing the total outstanding principal amount under the Loan Agreement to $4,500,000 and thereby vesting in NRG an option, exercisable on 15 days' notice to the Company, to acquire the Conversion Shares. On August 28, 1997, NRG notified the Company of its intention to exercise its option (the "Exercise Notice"). On November 25, 1997, NRG acquired the Conversion Shares and, as a result of such acquisition, now owns an aggregate of 3,106,612 shares of Common Stock. Copies of the Option Agreement and the Exercise Notice were filed as exhibits to the Amendment No. 1 to Schedule 13D filed by NRG on August 22, 1997.

        NRG intends to review its investment in the Company on a continuing basis and may, at any time, consistent with NRG's obligations under the federal securities laws, determine to increase or decrease its ownership of shares of Common Stock through purchases or sales of shares of Common Stock in the open market or in privately-negotiated transactions. NRG's review of its investment in the Company will depend on various factors, including the Company's business prospects, other developments concerning the Company, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to NRG regarding its investment in the Company. At this time, NRG has no plans to purchase additional shares of Common Stock in the open market or in privately negotiated transactions.

        NRG has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the board of directors or management of the Company or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Company, (iv) any other material change in the Company's business or corporate structure, (vi) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, NRG retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.


                             (Page 4 of 5 Pages)
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of November 25, 1997, NRG directly beneficially owns and has the sole power to vote 3,106,612 shares of Common Stock, which represent 45.21% of the outstanding shares of Common Stock of the Company.

         Except as disclosed in Item 4, NRG has not effected any transaction involving shares of Common Stock of the Company during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of NRG, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between NRG and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Company (other than standard default and similar provisions contained in loan agreements).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      NRG ENERGY, INC.

Dated: December 2, 1997

                                      /s/ James J. Bender
                                      ------------------------
                                      Name: James J. Bender
                                      Title: Vice President and General Counsel









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